Exhibit 2

                         Capital Contribution Agreement
                         ------------------------------


         Christian Ebner hereby agrees to contribute one share of Victor Ebner Enterprises SA, a Swiss corporation, constituting all of its issued and outstanding shares, to Victor Ebner Enterprises, Inc., a Florida corporation, in exchange for $1.00 and other valuable consideration, as a capital contribution, and Victor Ebner Enterprises, Inc. hereby agrees to accept the contribution.

         IN WITNESS WHEREOF, each of the parties has caused this Capital Contribution Agreement to be executed on this 28th day of June, 2001.

Christian Ebner                                    Victor Ebner Enterprises Inc.


/s/ Christian Ebner                                /s/ Christian Ebner
-----------------------------                      -----------------------------
Christian Ebner                                    Christian Ebner